July 8, 2011
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Forest Laboratories, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 21, 2011 Definitive Additional Proxy Soliciting Materials Filed June 13, 2011 File No. 001-05438
Dear Mr. Orlic:
     On behalf of Forest Laboratories, Inc. (the “Company”), we submit the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s letter dated June 30, 2011 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed June 21, 2011 and the Company’s Definitive Additional Proxy Soliciting Materials filed on June 13, 2011 (File No. 001-33259). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. On the date hereof, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which includes the amendments described herein. For the convenience of the Staff, three (3) copies of the Proxy

Mr. David Orlic
July 8, 2011

Statement, which has been marked to show the changes from the original Preliminary Proxy Statement on Schedule 14A filed June 21, 2011, are also being delivered to Ms. Karen Ubell via overnight delivery.
Preliminary Proxy Statement on Schedule 14A
General
1.	We note your disclosure on page 3 advising stockholders that they should only submit white proxy cards. Please revise this statement to indicate that stockholders wishing to vote with the recommendation of the board contained in the proxy should submit white proxy cards.
          Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 3.
2.	You state on page 6 that your directors and employees may solicit proxies in person, by telephone, via the Internet or by other means of communication. Please confirm your understanding that all written soliciting materials, including as scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).
          Response: In response to the Staff’s comment, the Company confirms its understanding that all written soliciting materials, including as scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A.
3.	Please revise to fill in the blanks on page 6 regarding estimated aggregate expenses and expenses incurred to date.
          Response: The Company acknowledges the Staff's comment and accordingly will revise the Proxy Statement once such estimates are available.
How do I vote before the Annual Meeting?, page 2
4.	Please disclose that a security holder may also withhold authority to vote for all the nominees as a group.
          Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 2.
Will my shares be voted if I don’t provide instructions to my broker?, page 4
5.	Pursuant to New York Stock Exchange rules, brokers may not vote on any matter in a contested election. Please revise the disclosure throughout your document accordingly.

Mr. David Orlic
July 8, 2011

          Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 4.
What vote is required to approve, on an advisory basis, the compensation...?, page 5
6.	Given that the standard for this proposal is the majority of votes present, broker non-votes, which are present for quorum purposes, would appear to have the effect of a vote “against” this proposal. Please advise, or revise your disclosure.
          Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, as disclosed on page 5 of the Proxy Statement, in order to be approved, the proposal to approve, on an advisory basis, the compensation of the Company’s Named Executive Officers must receive the vote of a majority of shares present in person or by proxy and entitled to vote on the matter. While broker non-votes are generally present for quorum purposes, with respect to this proposal (and as disclosed on page 5 of the Proxy Statement), brokers are not however entitled to vote any shares on this proposal in the absence of voting instructions from the beneficial owner and, therefore, broker non-votes will not have any effect on this proposal.
What vote is required to ratify the selection of BDO USA, LLP...?, page 6
7.	Please disclose the effect of broker non-votes on this proposal.
          Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 6 to state that brokers are not entitled to vote any shares on this proposal in the absence of voting instructions from the beneficial owner and, therefore, broker non-votes will not have any effect on this proposal.
Proposal 1: Election of Directors, page 11
8.	We note your disclosure that the board of directors recommends stockholders election of the company nominees as directors. Please disclose why the board of directors believes it is in the best interests of stockholders to vote in favor of electing these nominees.
          Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 11.
9.	Please provide further background discussion of the contacts you have had with the Icahn Group during the time period leading up to the current solicitation. Please describe in further detail the specifics of discussions between the parties at the June 14 meeting with the Icahn Group. Please also describe in sufficient detail communications occurring since the June 14 meeting, whether your board of directors responded to further contacts made by the Icahn Group and, if material, the specifics of any discussions between the parties. We may have further comment upon reviewing your revised disclosure.

Mr. David Orlic
July 8, 2011

          Response: In response to the Staff’s comment, the Proxy Statement has been revised on pages 11 and 12.
Proposal 3, page 45
10.	Please include a resolution in this section. See Rule 14a-21(b).
          Response: The Company respectfully advises the Staff that, based upon the Staff’s guidance in Question 169.04 of the Staff’s Compliance and Disclosure Interpretations with respect to the rules promulgated under the Securities Exchange Act of 1934 (as updated through February 11, 2011), the Company understood that a resolution was not required. Please advise.
Form of Proxy
11.	Please clearly mark your form of proxy “Preliminary Copy.” See Rule 14a-6(e)(1).
          Response: In response to the Staff’s comment, the form of proxy has been marked “Preliminary Copy.”
Definitive Additional Proxy Soliciting Materials
12.	Communications made in reliance on Rule 14a-12 must identify the participants in the solicitation and describe the participants’ “direct or indirect interests.” You did not include this information in your soliciting materials filed on June 13, 2011, but instead referred security holders to a future filing. Please confirm your understanding of this point for purposes of future filings made in reliance upon Rule 14a-12 prior to the filing of a preliminary proxy statement. See Rule 14a-12(a)(1)(i) and SEC Release No. 34- 42055 (October 22, 1999).
          Response: In response to the Staff’s comment, the Company confirms its understanding that for purposes of future filings made in reliance upon Rule 14a-12 prior to the filing of a preliminary proxy statement, such filings must identify the participants in the solicitation and describe the participants’ “direct or indirect interests.”
* * * * * * *

Mr. David Orlic
July 8, 2011

In addition, the Company has authorized me to acknowledge on its behalf that:
1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to contact me at 212-403-1233, or Igor Kirman of Wachtell, Lipton, Rosen & Katz at 212-403-1393, if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Andrew R. Brownstein

Andrew R. Brownstein

cc:	Herschel S. Weinstein General Counsel and Corporate Secretary Forest Laboratories, Inc. Ms. Karen Ubell Attorney Division of Corporation Finance Facsimile No. (703) 813-6985